The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

November 29, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Christina Fettig
Mr. Alberto Zapata

Re:	The Prudential Series Fund
Registration Statement on Form N-14
File No. 333-214305

Dear Ms. Fettig and Mr. Zapata:

On behalf of The Prudential Series Fund (the Registrant), set forth below are our proposed responses to telephonic comments received by Jonathan Shain from Ms. Fettig on November 16, 2016, and from Mr. Zapata on November 22, 2016. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on October 28, 2016 under Rule 488 under the Securities Act of 1933 (the 1933 Act).

The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of The Prudential Variable Contract Account -11 (VCA 11), that will be held on January 27, 2017 and any adjournments thereof (the Meeting). At the Meeting, VCA 11 contract owners will be asked to vote to approve or disapprove an agreement and plan of reorganization pursuant to which the assets and liabilities of VCA 11 would be transferred to the Government Money Market Portfolio (which is a series of The Prudential Series Fund) and to restructure VCA 11 into a unit investment trust. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

Comments Furnished by Ms. Fettig:

1. Comment: In Exhibit 99 (14) to the Registration Statement, the consent furnished by the independent registered public accounting firm should include appropriate incorporations by reference to the annual reports of both the Government Money Market Portfolio and VCA 11. Please obtain and file a revised consent.

Response: The independent registered public accounting firm will issue a revised consent, and the revised consent will be filed.

2. Comment: On the first page of the Registration Statement, in the second paragraph, please include appropriate explanation with respect to the fact that both VCA 11 and the Government Money Market Portfolio will continue to exist after the reorganization, but that VCA 11 will exist in a different form.

Response: The disclosure was revised as requested.

3. Comment: On the first page of the Registration Statement, in the second paragraph, please expand on the statement which says that “[t]he reorganization will not increase your fees and expenses,” by including explanation noting that an expense limitation will be implemented in order to ensure that fees and expenses post-reorganization will not increase.

Response: The disclosure was revised as requested.

4. Comment: In the Questions & Answers section, with respect to the question entitled “Will the Proposed Reorganization Increase My Fees and Expenses?,” please revise the following sentences:

•	“The investment management fee of 0.25% will no longer be charged following the Reorganization, but VCA 11’s contract owners will instead bear the fees and expenses of the Government Money Market Portfolio.” Revise this sentence so clarify that the Government Money Market Portfolio has higher fees and expenses in comparison to VCA 11.

•	“Prudential will enter into a reimbursement arrangement to offset any fees and expenses of the Government Money Market Portfolio in excess of 0.25% of average annual net assets.” Revise this sentence to clarify that contract owners will not experience any increase in expenses, despite the fact that the Government Money Market Portfolio’s fees and expenses are higher in comparison to VCA 11, because a permanent expense limitation will be implemented.

Response: The sentences have been revised as requested.

5. Comment: In the Questions & Answers section, with respect to the question entitled “Will I have to Pay Any Sales Load, Commission or Other Transaction Fee in Connection with the Reorganization?,” please disclose the estimated amount of costs to be incurred as a result of the reorganization.

Response: The disclosure was revised as requested.

6. Comment: In the Questions & Answers section, with respect to the question entitled “What Happens if the Contractholders/Participants Do Not Approve the Reorganization?,” please disclose the possible courses of action.

Response: The disclosure has been revised as requested.

7. Comment: In the Questions & Answers section, with respect to the question entitled “How do VCA 11 and the Government Money Market Portfolio Compare?,” please include more detail as to the nature and extent of the portfolio transition that is envisioned such as a percentage of VCA 11’s portfolio securities that are anticipated to be transitioned.

Response: After due consideration, we believe that the existing disclosure provides investors with sufficient information with respect to the portfolio transition.

8. Comment: On page 6 of the proxy statement, in the section entitled “Fees and Expenses,” please confirm that the column of the fee table entitled “Post-Reorganization Combined (Pro Forma), is the fee table that would be applicable to VCA 11 following the completion of the reorganization.

Response: We hereby confirm that the column does show the expected fees and expenses for VCA 11 following the completion of the reorganization.

9. Comment: Please confirm that the fees and expenses shown in the fee table are current fees in accordance with Item 3 of Form N-14.

Response: The fees and expenses shown in the fee table are current fees, as required by Item 3 of Form N-14.

10. Comment: Please explain whether “master-feeder” fund or “fund-of-funds” accounting has been used in preparing and populating the fee table.

Response: Fund-of-funds accounting has been utilized.

11. Comment: On page 7 of the proxy statement, in the footnotes which follow the fee table, please confirm that the fee waiver or expense reimbursement which Prudential will implement following the completion of the reorganization is not subject to recoupment.

Response: The fee waiver or expense reimbursement will not be subject to any recoupment.

12. Comment: On page 11 of the proxy statement, in the section entitled “Pro Forma Capitalization,” pursuant to the requirements of Form N-14, the capitalization table should be prepared as of a date no more than 30 days preceding the filing date. Please revise and update the capitalization table accordingly.

Response: The capitalization table has been revised and updated as requested.

13. Comment: On page 14 of the proxy statement, in the section entitled “Organization of the Funds,” please include disclosure and/or explanation with respect to the fact that VCA 11’s organization and structure will change following the reorganization, and what the significant differences are.

Response: The disclosure has been revised as requested.

14. Comment: On page 15 of the proxy statement, in the section entitled “Performance,” please include the annual total returns bar chart for the Government Money Market Portfolio.

Response: The annual total returns bar chart for the Government Money Market Portfolio has been included as requested.

Comments Furnished by Mr. Zapata:

1. Comment: In the N-14 as filed on EDGAR, at the top left of each page is a table of contents hyperlink. Please consider removing the hyperlinks, as they are not required.

Response: It is our understanding that inclusion of the hyperlinks are a standard industry practice for HTML filings submitted on EDGAR, and are intended to assist the reader in quickly linking to the table of contents of a document. Accordingly, we respectfully decline to remove the table of contents hyperlinks.

2. Comment: In the Q&A section, the answer to the Question entitled “What is the Proposed Reorganization?” should be expanded to clarify who is entitled to vote on the proposal.

Response: Voting rights are explained in detail in the subsequent “Voting Information” section of the proxy. We will expand the answer to include an appropriate cross-reference directing investors to the “Voting Information” section for more details on voting eligibility and procedures.

3. Comment: In the Q&A section, the answer to the Question entitled “Will the Proposed Reorganization Increase My Fees and Expenses? includes the statement that “[t]he administration fee will remain unchanged after the Reorganization.” Please reconcile this statement with disclosure(s) that appear later in the proxy which state that Prudential may impose a reduced administrative fee under certain circumstances. See, in particular, footnote (3) on page 7 of the proxy.

Response: We respectfully disagree that this statement is inconsistent with Prudential’s reduction of the administrative fee under certain circumstances. However, we will clarify the statement to more clearly indicate that the administrative fee, including any reduced administrative fee that is currently charged, will remain unchanged following the reorganization. We will also clarify footnote (3) to more clearly indicate that Prudential may, and in fact does, impose a reduced administrative fee under certain circumstances.

4. Comment: In the Q&A section, the answer to the Question entitled “How do VCA 11 and the Government Money Market Portfolio Compare?” should be expanded to include additional disclosure with respect to how the investment policies which the Government Money Market Portfolio must follow under Rule 2a-7 differ from those of VCA 11. Please include similar additional explanation where relevant elsewhere in the proxy.

Response:

5. Comment: In the Q&A section, please expand the answer to the Question entitled “What Happens if the Contractholders/Participants Do Not Approve the Reorganization?” to explain the alternatives which the VCA 11 Committee may consider if the reorganization does not receive approval.

Response: The disclosure was revised as requested.

6. Comment: In the Q&A section, please consider including an additional Q&A which details where investors can receive more information on both VCA 11 and the Government Money Market Portfolio, including prospectuses and shareholder reports. Please include relevant file numbers.

Response: Because the Q&A section includes a question entitled “Is There Any Other Information Available to Me?” which provides investors with this information, we believe that including an additional Q&A which would provide this information would be duplicative, and so we respectfully decline to include the suggested additional Q&A.

7. Comment: On page 6 of the proxy statement, in the “Fees and Expenses” section, please clarify that administration / contract charges will not be increased due to the reorganization. Include similar disclosure in any other relevant Q&As as well as elsewhere in the proxy.

Response: The disclosure was revised as requested.

8. Comment: Please include disclosure which explains to investors how their voting rights may change, if at all, if the reorganization is approved.

Response: We have included additional disclosure as requested.

9. Comment: Please include as an exhibit a Power of Attorney which clearly relates to the registration statement, including the Securities Act file number.

Response: After review and due consideration, we believe that the Power of Attorney already exhibited with the N-14 sufficiently describes and refers to the registration statement which the signers of the Power of Attorney have authorized to be executed on their behalf.

Any questions or comments with respect to the N-14 Registration Statement may be communicated to Jonathan Shain at (973) 802-6469.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President and Corporate Counsel